(b) Should a vacancy occur or be created, whether arising through death, resignation or removal of a director, or through an increase in the number of directors of any class, such vacancy shall be filled by a majority vote of the remaining members of the Board. A director so elected to fill a vacancy shall serve for the remainder of the then present term of office of the class to which he is elected.